Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

April 27, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2222

Floating Rate & Dividend Growth Portfolio, Series 26

File Nos. 333-263685 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2222, filed on April 21, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Floating Rate & Dividend Growth Portfolio, Series 26 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please state that high-yield securities are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Also, please state that high-yield securities are subject to greater market, credit and liquidity risk.

Response: In response to this comment, after the fourth sentence of the first paragraph under the “Principal Investment Strategies” section the following will be added: “High-yield, below-investment grade securities or “junk” bonds are considered to be primarily speculative with respect to the issuer’s ability to make principal and interest payments and may be more volatile than higher rated securities of similar maturity. Additionally, they are subject to greater market, credit and liquidity risks than investment-grade securities.”

Investment Summary — Principal Risks

2.       Please disclose that the senior loans in which the closed-end funds held by the trust invest are speculative and are subject to greater market, credit and liquidity risks than investment-grade securities.

Response: In response to this comment, after the first sentence of the third paragraph of the risks related to senior loans: “The senior loans in which the Closed-End Funds and ETFs invest generally are of below investment-grade or “junk” credit quality and therefore are speculative and are subject to greater market, credit and liquidity risks than investment-grade securities.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren
Morrison C. Warren